VIA EDGAR AND FACSIMILE

November 19, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549

Attention:	Craig Wilson, Senior Assistant Chief Accountant Ryan Rohn, Staff Accountant Ryan Houseal, Staff Attorney Katherine Wray, Staff Attorney

Re:	Infosys Limited Form 20-F for the fiscal year ended March 31, 2012 Filed May 3, 2012 File No. 000-25383

Ladies and Gentlemen:

Infosys Limited (“Infosys,” the “Company” or “we”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated November 15, 2012 (the “Further Comment Letter”) related to our filing on May 3, 2012 of the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2012.

To facilitate your review of the Company’s responses to the comments by the Staff as set forth in the Further Comment Letter, we have reproduced below the Staff’s comment in bold italics, followed by our responses.

Form 20-F for the fiscal year ended March 31, 2012 filed on May 3, 2012

General

1. You state in your response to comment 1, that to your knowledge you do not have past, current or anticipated contacts with Iran, Syria or Sudan, whether through subsidiaries, affiliates, resellers, distributors, or any other direct or indirect arrangements. You omit Cuba from this representation, although you state that you have no clients to which services are being rendered in Iran, Syria, Sudan or Cuba; you have not had any contacts with the governments of Iran, Syria, Sudan and/or Cuba or entities controlled by those governments; and you employ procedures designed to ensure that you do not provide your services to countries [designated] by the U.S. Department of State as state sponsors of terrorism. Please clarify for us whether you have past, current or anticipated contacts with Cuba, and if so, describe those contacts.

We respectfully acknowledge the Staff’s comment, and advise the Staff as follows in this response.

We submit to the Staff that (i) we do not have any clients to which services are being rendered in Cuba, (ii) to our knowledge, we do not have any past, current or anticipated contacts with Cuba whether through subsidiaries, affiliates, resellers, distributors, or any other direct or indirect arrangements, and (iii) we have not had any agreements, commercial arrangements or other contacts with the government of Cuba or entities controlled by such government.

Acknowledgment

In connection with the foregoing responses to the Further Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2012;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2012; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns with respect to the foregoing, please contact V. Balakrishnan at +91-80-2852-0440, or by facsimile at +91-80-2852-0754 or by mail at balakv@infosys.com, or Nithyanandan Radhakrishnan at +510-742-3085 or by facsimile at +510-742-3090 or by mail at Nithyanandan_R@infosys.com.

Sincerely,

/s/ S.D. Shibulal
S.D. Shibulal Chief Executive Officer Infosys Limited

cc:	V. Balakrishnan, Member of the Board, Infosys Limited

Rajiv Bansal, Chief Financial Officer, Infosys Limited

Nithyanandan Radhakrishnan, Global Head – Compliance and Special Counsel, Infosys Limited

Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati, P.C.

Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.